UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 Amendment No. 1
                                 to SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                                 Tele2 AB (publ)
                           (formerly NetCom AB (publ))
                                (Name of Issuer)

             Class A Shares and Class B Shares, par value SEK 5 each (including Class A Shares in the form of Class A American Depositary Shares, each representing one Class A Share, and Class B Shares in the form of
        Class B American Depositary Shares, each representing one Class B
                                     Share)
                         (Title of Class of Securities)

                           Class A Shares: W5707Z 10 2
                           Class B Shares: W5707Z 11 0
                                 (CUSIP Number)

                                  Vigo Carlund
                             Investment AB Kinnevik
                            (formerly Invik & Co. AB)
                                  Skeppsbron 18
                                    Box 2094
                           S-103 13 Stockholm, Sweden
                               011-46-8-562-000-00

                                   Copies to:
                               Ashar Qureshi, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                City Place House
                                55 Basinghall St.
                                 London EC2V 5EH
                                     England
                                +44 207 614 2200
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  July 28, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

CUSIP No. W5707Z 10 2              SCHEDULE 13D                      Page 2 of 7
          W5707Z 11 0

     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Investment AB Kinnevik (formerly Invik & Co. AB)

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [    ]
         (b)  [    ]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS
         OO

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [   ]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Sweden

                             7   SOLE VOTING POWER
                                 11,276,743 Class A Shares and 30,550,432
    NUMBER OF SHARES             Class B Shares
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON      8   SHARED VOTING POWER
          WITH                   0

                             9   SOLE DISPOSITIVE POWER
                                 11,276,743  Class A Shares and 30,550,432
                                 Class B Shares

                             10  SHARED DISPOSITIVE POWER
                                 0

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,276,743  Class A Shares and 30,550,432  Class B Shares

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                      [    ]

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         72.7% of Class A Shares and 23.1% of Class B Shares

     14  TYPE OF REPORTING PERSON

         CO

                                  SCHEDULE 13D

Item 1.    Security and Issuer.

         Investment AB Kinnevik (formerly Invik & Co. AB) ("Invik") hereby amends and restates its Report on Schedule 13D originally filed (together with the estate of Jan H. Stenbeck (the "Estate")) on February 13, 2002 (the "Schedule 13D") with respect to Class A shares, par value SEK five each (the "Class A Shares", including Class A Shares in the form of Class A American Depositary Shares (the "Class A ADSs"), each representing one Class A Share), and transactions in the Class B Shares, par value SEK five each (the "Class B Shares"), including Class B Shares in the form of Class B American Depositary Shares (the "Class B ADSs"), each representing one Class B Share), of Tele2 AB
(publ) (the "Company"), a foreign private issuer organized under the laws of Sweden.

         This Amendment No. 1 to the Schedule 13D is being filed by Invik in accordance with Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

         The Class B Shares and the Class A Shares have traded since January 24, 1997 and September 29, 2000, respectively, on the Nasdaq Stock Market in the form of Class B ADSs and Class A ADSs, respectively.

         The principal executive offices of the Company are located at Skeppsbron 18, Box 2094, Stockholm S-103 13, Sweden.

Item 2.    Identity and Background.

         Invik. Invik, a Swedish limited liability company, is a holding company that manages a long-term securities portfolio. Invik's subsidiaries primarily engage in the finance, insurance, carton board and paper production businesses. The address of its principal business and office is located at Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Invik are set forth on Schedule A hereto.

         Invik holds the Class A Shares and the Class B Shares directly and through its wholly owned subsidiaries, Moderna Forsakringar AB ("Moderna"), Kinnevik International AB and Kinnevik BV. Moderna is an insurance company which provides casualty, life and savings insurance services and has its principal business and office address at Box 2251, 403 14 Goteborg, Sweden. Kinnevik International AB is a wholly owned holding company of Invik with a principal business and office address of Skeppsbron 18, Box 2094, S-10313 Stockholm, Sweden. Kinnevik BV is a wholly owned holding company of Invik with a principal business and office address of "Het Witte Huis", Wijnhaven 3B, 3011 WG Rotterdam, The Netherlands.

         As far as Invik is aware, it is neither directly nor indirectly owned or controlled by another person.

         The Estate of Jan H. Stenbeck. As indicated above, Invik originally filed the Schedule 13D to which this Amendment No. 1 relates jointly with the estate of Jan H. Stenbeck. As previously has been disclosed in filings with the Commission, Mr. Stenbeck was the Chairman of the Board of Directors of Invik and Industriforvaltnings AB Kinnevik ("Kinnevik"); he also had substantial direct or indirect shareholdings in each of Invik and Kinnevik. Mr. Stenbeck passed away on August 19, 2002, and the estate of Mr. Stenbeck is currently under administration in Luxembourg and Sweden. A notary and an administrator have been appointed in Luxembourg, and an attorney has been elected by the Stockholm City Court as Swedish legal administrator of the Estate. The administrators in Luxembourg and Sweden consult and inform each other, as well as Mr. Stenbeck's heirs, of any decisions or acts taken regarding the Estate. No date has yet been set for the distribution of the Estate.

         Millicom. As previously has been disclosed in filings with the Commission, Invik and Kinnevik hold 37.1% of the voting rights and capital in the shares of Millicom International S.A.

         Proceedings. During the past five years, none of Invik or any of the other persons listed in Schedule A hereto has been convicted in a criminal proceeding nor has any such person been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Item 3.    Source and Amount of Funds or Other Consideration.

         On June 23, 2004 Invik participated in a reclassification offer in Tele2 by reclassifying 4,083,904 Tele2 Class A Shares into Class B Shares. Following the reclassification, Invik held 5,807,863 Class A Shares and 5,984,503 Class B Shares in Tele2, representing a 22.3% voting interest and 8.0% of the share capital.

         On February 16, 2004, Invik and Kinnevik entered into a statutory merger under the Swedish Companies Act that was approved by the shareholders of each company on April 16, 2004, and closed July 28, 2004. In connection with the merger, Kinnevik has been dissolved, with its assets and liabilities being transferred to Invik. Each Kinnevik class A share was exchange for 3.5 new Invik class A shares and each Kinnevik class B share was exchange for 3.5 new Invik class B shares. Immediately prior to the merger, Invik held 5,807,863 Class A Shares and 5,984,503 Class B Shares. Following the merger, Invik holds 11,276,743 Class A Shares and 30,550,432 Class B Shares (giving it 49.9% of the voting power and 28.3% of the capital of the Company). Also following the merger, Invik was renamed Investment AB Kinnevik.

Item 4.    Purpose of Transaction.

         The boards of directors of Invik and Kinnevik agreed to merge the companies after determining that a simplified company structure and the elimination of cross-holdings between the two companies would be beneficial for them, as well as their shareholders. Following shareholder approval of the merger, the exchange of Kinnevik shares for new Invik shares became binding on all Kinnevik shareholders, including Invik. Subsequent to the shareholder approval, an approval from the creditors of Kinnevik and an approval by the Swedish Companies Registration Office, the merger was completed on July 28, 2004.

         Invik intends to review from time to time the business affairs and financial condition of the Company. Based on such evaluation and review, general economic and industry conditions existing at the time and Invik's working capital requirements, Invik may from time to time consider alternative courses of action with respect to the Class A Shares or the Class B Shares it holds. Such actions could include the sale of all or a portion of such securities in the open market, in privately negotiated transactions, through a public offering or otherwise. Otherwise, Invik does not have current plans or proposals to dispose of all or a portion of its respective Class A Shares or Class B Shares or that otherwise relates to or would result in a transaction of the type described in Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

         (a) As of September 24, 2004, the following persons or entities owned Class A Shares:

                                                                  Percentage of
Name of Person or Entity          Number of Class A Shares        Class A Shares
------------------------          ------------------------        --------------
Invik(1).......................         11,276,743                      72.7
The Estate.....................           914,157                       15.8
Emesco(2)......................          2,455,000                       5.9
     Total.....................         14,645,900                      94.4
----------
(1) The holdings of Invik include those of Invik's wholly owned subsidiaries. See Item 1 above.
(2) The estate of Martha Stenbeck, the late Mr. Stenbeck's deceased mother, was the previous owner of Emesco (formerly Afti). Following the distribution of her estate, the majority owner of Emesco has been a charitable, irrevocable trust established under the laws of Liechtenstein, Sapere Aude Trust reg. The trustees (persons unrelated to the late Mr. Stenbeck) have full voting and investment power with respect to the shares. Cristina Stenbeck is Chairman of the Board of Directors of Emesco and Stig Nordin, formerly a member of the Board of Directors of Invik, is a member of the Board of Directors of Emesco.

         As of September 24, 2004, the following persons or entities owned Class B Shares:

                                                                  Percentage of
Name of Person or Entity          Number of Class B Shares        Class A Shares
------------------------          ------------------------        --------------
Invik(1)......................          30,550,432                      23.1
Emesco(2).....................            750,379                        0.6
     Total....................          31,300,811                      23.7
----------
(1) The holdings of Invik include those of Invik's wholly owned subsidiaries. See Item 1 above.
(2) The estate of Martha Stenbeck, the late Mr. Stenbeck's deceased mother, was the previous owner of Emesco (formerly Afti). Following the distribution of her estate, the majority owner of Emesco has been a charitable, irrevocable trust established under the laws of Liechtenstein, Sapere Aude Trust reg. The trustees (persons unrelated to the late Mr. Stenbeck) have full voting and investment power with respect to the shares. Cristina Stenbeck is Chairman of the Board of Directors of Emesco and Stig Nordin, formerly a member of the Board of Directors of Invik, is a member of the Board of Directors of Emesco.

         As of September 24, 2004, a number of the directors and executive officers of Invik held Class A Shares and Class B Shares. The directors and executive officers in Invik held in aggregate 15,658 Class A Shares and 529,685 Class B Shares. Other than as indicated above, after reasonable inquiry Invik does not believe that any other officers or directors named in Item 2 (including Schedule A hereto) beneficially own Class A Shares or Class B Shares, except to the extent that any of the persons named in Item 2 may be deemed to be the beneficial owner of the Class A Shares and Class B Shares owned by Invik.

         (b) Each of the persons named in the tables in paragraph (a) above has sole power to vote and dispose of the number of Class A Shares and Class B Shares which it holds.

         (c) Except as set forth in this Schedule 13D, Invik has not, and, after reasonable inquiry, Invik does not believe that any of the persons listed in
Item 2 above (including on Schedule A hereto) have, traded in the Class A Shares or the Class B Shares in the 60 days prior to the filing of this Schedule 13D.

         (d) Not applicable.

         (e) Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In connection with the merger of Invik and Kinnevik, the Stockholmsborsen determined that Swedish mandatory bid requirements in respect of the Class A Shares and Class B Shares not owned by Invik following the merger would not be triggered. This determination was based on a finding that Emesco, Invik and Kinnevik had historically voted identically with respect to the election of directors of Tele2. Despite the absence of any agreement, written or oral, in respect of such elections, this determination was sufficient in the view of the Stockholmsborsen to conclude that the exception to the Swedish mandatory bid requirements for companies already jointly controlled at the time such bid requirements were adopted was available.

         To the best knowledge of Invik, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons listed in Item 2 above (including those listed in Schedule A hereto) and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.



Item 7.     Material to be Filed as Exhibits.

         None.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  12 October 2004



                                          INVESTMENT AB KINNEVIK



                                          By:   /s/ Vigo Carlund
                                             -----------------------------------
                                                Name:  Vigo Carlund
                                                Title:  Managing Director


                                          By:  /s/ Anders Fallman
                                             -----------------------------------
                                                Name:  Anders Fallman
                                                Title:  Deputy Managing Director

                                                                      SCHEDULE A


                             INVESTMENT AB KINNEVIK
--------------------------------------------------------------------------------
Name                              Position in Invik           Current Employment
----                              -----------------           ------------------
Board Members:
PEHR G. GYLLENHAMMAR              Chairman of the Board       Mr. Gyllenhammar is Chairman of the Board of Directors
                                                              of Aviva plc(1) and Reuters Founders Share Company
                                                              Limited(2). He is also the Vice Chairman of
                                                              Rothschild Europe(3).

CRISTINA STENBECK                 Vice Chairman of the Board  Ms. Stenbeck is Chairman of the Board of Directors of
                                                              Emesco AB(4), Vice Chairman of Directors of Metro(5)
                                                              and member of the Board of Directors of Millicom
                                                              International Cellular S.A.(6), Modern Times Group
                                                              MTG AB(7), Tele2 AB(8) and Transcom WorldWide S.A.(9).

ERIK MITTEREGGER                  Member of the Board         Mr. Mitteregger is a member of the Board of Directors
                                                              of Zodiak Venture Capital AB(10), Swesafe i Sverige
                                                              AB(11), Aspiro AB(12), SignOn i Stockholm AB(13),
                                                              Formpipe AB(14) and Firefly AB(15).

EDVARD VON HORN                   Member of the Board         Mr. von Horn is the Chairman of the Board of
                                                              Directors of Mellersta Sveriges
                                                              Lantbruksaktiebolag(16). He is also the a member of
                                                              the Board of Directors of Korsnas AB(17).

WILHELM KLINGSPOR                 Member of the Board         Mr. Klingspor is a member of the Board of Directors
                                                              of Korsnas and Mellersta Sveriges Lantbruksaktiebolag.

STIG NORDIN                       Member of the Board         Mr. Nordin is a member of the Board of Directors of
                                                              Emesco and Korsnas. He is also the Chairman of the Board
                                                              of Directors of Setra Group AB(18).

Executive Officers:

VIGO CARLUND                      Managing Director           Mr. Carlund is Chairman of the Board of Directors of
                                                              Metro and Transcom.  Mr. Carlund is also a member of
                                                              the Board of Directors of Millicom and Tele2.

ANDERS FALLMAN                    Deputy Managing Director    Mr. Fallman is a member of the Board of
                                                              Cherryforetagen AB(19). He was Managing Director of
                                                              Invik between 2002-2004.

PER LINDBERG                      Deputy Managing Director    Mr. Lindberg is the Managing Director of Korsnas.

MIKAEL LARSSON                    Finance Director            Mr. Larsson has been employed as Finance Director by
                                                              Kinnevik since 2001.
---------------------------------

(1) Aviva plc is a UK-based insurance company providing life and pension insurance products. Its business address is St Helen's, 1 Undershaft, London EC3P 3DQ, United Kingdom.

(2) Reuters Founders Share Company Limited is a private company registered in United Kingdom. It holds significant shareholding in Reuters Group plc. It can be contacted through Reuters Group plc, 85 Fleet Street, London EC4P AJ, United Kingdom.

(3) Rothschild Europe is a division of N M Rothschild & Sons Limited an international investment bank. Its business address is N M Rothschild & Sons Ltd, New Court, St. Swithin's Lane, London EC4P 4DU, United Kingdom.

(4) The estate of Martha Stenbeck, the late Mr. Stenbeck's deceased mother, was the previous owner of Emesco (formerly Afti). Following the distribution of her estate, the majority owner of Emesco has been a charitable, irrevocable trust established under the laws of Liechtenstein, Sapere Aude Trust reg. Emesco AB, a holding company with equity stakes in companies in the telecom, investment and media business. Cristina Stenbeck is Chairman of the Board of Directors of Emesco and Stig Nordin, a member of the Board of Directors of Kinnevik, is a member of the Board of Directors of Emesco. Its business address is Box 2094, 103 13 Stockholm, Sweden.

(5) Metro International S.A. is a newspaper publishing company organized under the laws of Luxembourg. Its business address is 75 route de Longwy, L-8080 Bertrange, Luxembourg.

(6) Millicom International Cellular S.A., a company organized under the laws of Luxembourg, is a holding company with equity stakes in companies in the telecom business. Its business address is B.P.23, L-8005 Bertrange, Luxembourg.

(7) Modern Times Group MTG AB, a Swedish limited liability company, is a Scandinavian media business, engaged in television broadcasting, radio, publishing, electronic retailing and media services activities. Its principal business and office address is at Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden.

(8) Tele2 AB, a Swedish limited liability company, is a European telecommunications operator. Its principal business and office address is at Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden.

(9) Transcom is a Swedish provider of customer relations services, including technical support, order/complaint handling, telemarketing and appointment booking. Its business address is 75 Route de Longwy, L-8080 Bertrange, Luxembourg.

(10) Zodiak Venture Capital AB, a Swedish limited liability company, is a venture capital firm, investing in early stage companies and with approximately SEK 200 million under management. Its business address is Box 7030, 103 86 Stockholm, Sweden.

(11) Swesafe i Sverige AB is a Swedish locks and alarm installation business. Its business address is Kopparbergsvagen 45, 722 19 Vasteras, Sweden.

(12) Aspiro AB is a Swedish limited liability company providing mobile telephony related entertainment services in Scandinavia, Spain and the United Kingdom. Its business address is Box 118, 201 21 Malmo, Sweden.

(13) SignOn i Stockholm AB is a Swedish limited liability company providing internet-based forms and process descriptions supporting large- and medium-sized companies' human resource departments. Its business address is Box 23141, 104 35 Stockholm, Sweden.

(14) Formpipe AB is a Swedish limited liability company providing software handling electronic documents signed with electronic signatures. Its business address is Box 23131, 104 35 Stockholm, Sweden.

(15) Firefly AB is a Swedish limited liability company that develops, manufactures and markets fire detection systems for professional users, mainly the board and lumber industries. Its business address is Box 92201, 120 09

(16) Mellersta Sveriges Lantbruksaktiebolag, a subsidiary of Kinnevik, is a farming company with estates in Sweden and Poland. Its business address is Ullevi Egendom, S-592 91 Vadstena, Sweden.

(17) Korsnas AB, a subsidiary of Kinnevik, is a paperboard and paper products and packaging company. Its business address is S-801 81 Gavle, Sweden.

(18) Setra Group AB is a Swedish limited liability company in the timber industry. Its business address is Setra Group AB, 105 22 Stockholm, Sweden.

(19) Cherryforetagen AB, a Swedish limited liability company, develops electronic gambling software and offers casino products. Its business address is Box 1067, S-171 22 Solna, Sweden.


         The directors and executive officers of Kinnevik can be contacted c/o Investment AB Kinnevik, Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden. The directors of the Board are Swedish citizens, except Ms. Cristina Stenbeck who is a U.S. citizen.